Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

July 18, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC  20549

Re:	Simpson Manufacturing Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2011 (filed February 28, 2012)
Form 10-Q for the fiscal Quarter Ended March 31, 2012 (filed May 8, 2012)
File No. 001-13429

Dear Mr. Decker:

Thank you for your follow-up comments in your letter of June 26, 2012.  Your comments are quoted below, followed by our responses.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 26

Comparison of the Years Ended December 31, 2011 and 2010, Page 27

1.                                       We note your response to comment four from our letter dated May 22, 2012. Your proposed revisions to your future filings do not appear to provide sufficient detail through the eyes of management to enable investors to understand the changes in your gross profit from period to period. Please show us how you will revise your future filings to better explain how your product mix changed between periods and how this change in product mix affected your gross profit and gross margins. Consider quantifying how your sales by product changed for each period presented and providing an indication of the average profitability associated with each material product category.

Response

In future filings we will explain material changes in gross profit between periods in addition to those attributable to changes in sales volume or in prices by presenting percentage increases or decreases in segment sales by wood and concrete product groups as well as presenting the average profitability of the affected product groups.

Using the 2011 10-K as an example, these changes would appear in future filings as follows:

Gross Profit

Gross profit increased 10.9% to $270.8 million in 2011 from $244.1 million in 2010. As a percentage of net sales, gross profit increased from 44.0% in 2010 to 44.9% in 2011, with wood products representing 88.8% of total sales, compared to 89.3% in 2010.  The gross profit margin for the wood products group increased to 45.4% in

2011 from 44.9% in 2010 and for the concrete products group increased to 30.2% in 2011 from 22.4% in 2010. The increased gross margins in both product groups resulted from increased absorption of fixed overhead from higher production volumes to meet higher demand. The Company continues to face uncertainty in the cost and availability of steel. If steel prices increase and the Company is not able to maintain its prices or increase them sufficiently, the Company’s margins could deteriorate.

As a percentage of net sales, gross profit in the North American segment increased from 46.2% in 2010 to 48.8% in 2011, with wood products representing 89.0% of total sales, up from 88.9% in 2010.  Increased production during 2011 resulted in increased absorption of fixed overhead, also positively affecting gross profit margin. Increased overhead absorption in the wood product group was partly offset by increased labor and material costs, resulting in the product group’s gross profit margin increasing to 48.7% in 2011 from 46.6% in 2010. The concrete products group also benefited from lower material costs and factory and tooling costs, which increased the product group’s gross profit margin to 37.2% in 2011 from 29.0% in 2010.

As a percentage of net sales, gross profit for the European segment decreased from 35.0% in 2010 to 32.6% in 2011. Increased sales in the lower margin concrete products group relative to the wood products group contributed to decreased European gross profit margins with concrete products representing 8.2% of total sales, up from 5.1% in 2010.  The gross profit margin for the wood products group decreased from 38.4% in 2010 to 34.3% in 2011 primarily due to increased material costs.  The concrete products group had an 86.1% increase in sales in 2011 as compared to 2010, and due to the volume increases, absorption of fixed overhead increased as well. For 2011, the concrete product group had a gross profit margin of 5.7%, which was an improvement from the margin loss in 2010.

Critical Accounting Policies and Estimates, page 32

Goodwill Impairment Testing, page 33

2.                                       We note your response to comment six from our letter dated May 22, 2012 in which you indicate that you have not aggregated any individual components into reporting units for purposes of goodwill impairment.  Your response indicates that each component is generally an individual country where you conduct operations. However, based on your disclosures on pages 28 and 30, it appears that you may have discrete financial information available at a regional level in the United States.  Please clarify for us the level at which you test goodwill for your North American region.

Response

After further analysis and consistent with ASC 350-20-55, we clarify that the North American operating segment has five components:  Northwest US, Southwest US, Northeast US, Southwest US (collectively the “US Components”) and Canada.  The Company evaluated the Canadian component and determined that its economic characteristics are sufficiently different to conclude that it should be considered a separate reporting unit.

Discrete financial information is available for each of the US Components and is used by the North American segment manager to review component operations.  The US Components are supported by a shared administrative office.  Each of the US Components sells common products to a similar customer base.

In addition, the US Components share the following assets and resources:

•                  intellectual property, such as patents on products and manufacturing processes, and other intangible assets;

•                  manufacturing assets used for the production of concrete products and truss plates;

•                  results from common research and development projects, including the following:

•                  designing and testing new or existing products,

•                  obtaining building code approvals for new or existing products, and

•                  engineering specified products as requested by architects or engineers in the field; and

•                  The following assets, services and processes:

•                  tooling design,

•                  inventory management, with excesses or shortages balanced among the components,

•                  enterprise resource planning systems and development,

•                  marketing,

•                  management of national sales accounts where customers occupy the territories of multiple components,

•                  finance, treasury, payroll and other back office support,

•                  risk management,

•                  training and employee development programs, and

•                  employee resource programs.

These activities are managed centrally at the US Components level and costs are allocated among the four US components.

Because of these factors, we concluded that the US Components are economically similar, that the goodwill is recoverable from the US Components working in concert and that the US Components can be aggregated under ASC 350-20-55-5, 55-6 and 55-7 into a single reporting unit.  We test goodwill at this reporting unit level, which is one level below the operating segment level.

Audited Consolidated Financial Statements

Note 14. Segment Information, Page 64

3.                                       We note your response to comment 10 from our letter dated May 22, 2012. In your April 27, 2012 first quarter earnings call, you made mention of various products such as truss plates, adhesives and mechanical anchors. In the proposed future filings disclosure you provided in your response, these products are included in broader product categories of wood construction and concrete, masonry, and asphalt construction. Please tell us if you separately track revenues for your truss plate, adhesives and mechanical anchor products and if so, what consideration you gave to disclosing net sales for each of these products separately.

Response

As products are sold and invoiced to our customers, we collect sales information down to the individual part number purchased by the individual customer.  These individual parts are aggregated with other similar parts and summarized information may be used by our sales managers and product managers. The information reviewed by senior management is, however, aggregated into the broader wood products group and concrete, masonry, and asphalt (“concrete”) products group.

The Company primarily produces and sells lines of wood and concrete construction products.  These products can be sold individually or in combination within their product groups, depending on the customer and the customer’s needs.  Pricing of these products can vary depending on product mix and volume purchased.  Because of their similarity in the market place, management looks at each of the Company’s two product groups as a whole and has made efforts to be able to furnish a full line of each group of products.  Such efforts include developing new products internally to fill out the product line or acquiring new products through asset or company acquisitions.

Truss plates are an example of a product line the Company needed to fill out the Company’s wood construction product lines and to compete with its major competitors.  As such, truss plates were discussed in our April 27, 2012, conference call because of the December 2011 asset acquisition of a truss plate manufacturer.  Prior to 2012, the Company did not internally produce or sell truss plates and, currently, truss plate sales are immaterial to the Company’s overall results.  The ability to provide truss plates along with our other wood construction products is, however, helpful in retaining our current business and competing for additional business.  We intend to market truss plates as part of the full line of wood construction products through our existing sales channels.  Over time, we will continue to integrate truss plate production and sales into our wood construction products group.  Although we could provide discrete truss plate information, that information is not generally used by senior management.

Similarly, we can provide discrete adhesive and mechanical anchor information, but these products can be, and often are, sold together.  Depending on the products and applications, we price, market and sell the products together.  Providing discrete product information would not provide a useful account of the Company’s efforts.

4.                                       We note that in both your earnings calls and your MD&A, you make reference to certain financial information, such as net sales, at a regional level within North America. So that we may better understand how you determine your reportable segments, please tell us if your chief operating decision maker and/or your board of directors receive any type of discrete financial information for the North American segment at a regional level (such as California or the Midwestern United States). If your chief operating decision maker and/or your board of directors receive any such information, please tell us in detail the nature of the information provided and how it is used by the chief operating decision maker and/or board members.

Response

The sales information provided in the earnings calls and in the MD&A is not used to manage the business but has been provided in response to investor inquiries that we have often received.  Until the last few years, a significant portion of the Company’s operations was based in the United States and was largely based on new housing starts.  As such, it became customary to provide some regional US sales information at the behest of investors.  For example, the regional US sales information presented in both the earnings call and in the MD&A is a summation of sales by regional groups defined by the National Association of Home Builders, which used the regions to report housing starts.  This information was requested by investors presumably because it related our sales to housing starts by region.  Currently, we only prepare the report for earnings calls and for the MD&A.

The chief operating decision maker (the “CEO”) receives this information once every quarter only for the purposes of preparing for the quarterly earnings call and for reference in her quarterly review of the MD&A disclosures.

The current CEO transitioned to this position from the CFO position at the beginning of this year.  During the transition through April of this year, the CEO received the same information as she had received as CFO.

Excluding quarterly sales information used for preparation of the quarterly earnings call and the MD&A, the CEO now receives periodic segment information on the Company’s operations only for each operating segment (as disclosed) and no longer receives financial information provided to the CFO.  The Company’s board of directors has not requested and (except to the extent regional sales information is included in our filed reports) is not routinely provided regional sales information discussed in the earnings calls or included in the MD&A.  The periodic operating segment information provided to the board of directors is similar to what the CEO receives.

If you have further questions or comments and if you think it would be helpful, we are open to having a conference call with you and your staff.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings,

•                  Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing, and

•                  the Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let us know whether or not you have any further comments or questions. You may call me at (925) 560-9216 or Jeff Mackenzie at (925) 560-9016.

Sincerely,

/s/ Brian Magstadt
Brian Magstadt
Chief Financial Officer